EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

04012175

04 JAN 15 PM 7:21

January 12, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

dlw 1/20

Shannon M. Ross
Corporate Secretary

Enclosures

04 JAN 15 AM 7:21

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Third Quarter Results – dated December 1, 2003
2. Emgold Closes $7.5 Million Brokered Private Placement – dated December 23, 2003

Correspondence with Securities Commission(s)

1. Interim Financial Statements for period ended September 30, 2003 – Filed December 1, 2003
3. Confirmation of Mailing for September 30, 2003, Interim Financials
4. Form 45-102F2 – dated December 23, 2003 regarding December 22, 2003 distribution of securities
5. Material Change Report – dated December 23, 2003

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

December 1, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD - THIRD QUARTER RESULTS

Emgold Mining Corporation (EMR:TSX Venture Exchange) announces its results for the nine months ended September 30, 2003, the third quarter of fiscal 2003 ("fiscal 2003"). Emgold incurred a loss of $1,509,313, or a loss per share of $0.05, compared to a loss of $11,559 or a loss per share of $0.00 in the nine months ended September 30, 2002 ("fiscal 2002").

Administrative expenditures have gradually increased to the present level over a twelve-month period as activity on the Idaho-Maryland Property increased. Administrative expenditures will likely remain at the present level for the foreseeable future. Office and administration expenses increased from $2,307 in fiscal 2002 to $40,233 in fiscal 2003. Salaries and benefits increased from $71,896 in fiscal 2002 to $204,118 in fiscal 2003. These costs reflect the increased administrative time related to the processing of transactions and filing and other fees related to the increased activity by the Company and regulatory reporting.

Shareholder communication costs have increased from $30,767 in fiscal 2002 to $169,629 in fiscal 2003 due to the increased interest in the Company and the costs related to continuous disclosure and keeping shareholders informed of the Company's activities. In fiscal 2003 the Company entered into two investor relations contracts and utilized the services of a media relations consultant for total costs of $74,432, included in shareholder communication costs. A media campaign and an investor relations program commenced in the first quarter of fiscal 2003. The media campaign and investor relations' contracts were implemented in order to educate the community around the Idaho-Maryland Property, and in response to the investment community and other interested parties.

During fiscal 2003 Emgold expended $919,965 in exploration costs on the Idaho-Maryland Property. There are currently no acquisition costs associated with the Idaho-Maryland Property, as the Company currently has a five-year lease and option to purchase on the property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. At September 30, 2003, Emgold had unrestricted working capital of $332,025. Unrestricted working capital is defined as current assets less current liabilities and restricted cash. A flow-through private placement was completed at the end of September 2003 for gross proceeds of $152,000. These funds are to be used for exploration on the Stewart and Rozan properties in British Columbia.

During the nine months ended September 30, 2003, Emgold completed a private placement of 2,472,222 units at a price of $0.45 per unit, for net proceeds of $1,020,790. During fiscal 2003 545,000 stock options were exercised at prices from $0.10 to $0.30 per share, and 2,101,447 purchase warrants were exercised at prices ranging from $0.30 to $0.55 per share to provide $757,796 to the treasury. Subsequent to September 30, 2003, 2,880,000 stock options were granted at $1.00, expiring November 19, 2012. Also, a brokered private placement of up to 10,000,000 units was announced at a price of $0.75 per unit, for gross proceeds of up to $7,500,000. Each unit is comprised of one common share in the capital of Emgold and one-half of one non-transferable share purchase warrant. One whole share purchase warrant will entitle the holder to purchase one

additional common share of Emgold for a period of two years from closing of the private placement, at an exercise price of $1.00 per common share.

Shannon Ross, C.A.
Chief Financial Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4547
Toll Free: 1-877-642-6200

December 23, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD – CLOSES $7.5 MILLION BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR-TSX Venture) ("Emgold") is pleased to announce that it has closed its brokered private placement of **10,060,000** units (the "Units") at a price of $0.75 per Unit, for gross proceeds of **$7,545,000**. Each Unit is comprised of one common share in the capital of Emgold and one-half of one non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to purchase one additional common share of Emgold for a period of two years from closing of the private placement, at an exercise price of $1.00 per common share. Canaccord Capital Corporation ("Canaccord") and a Selling Agent shared in a combination cash commission and finder's fee equal to 7.5% of the gross proceeds raised from the private placement, and non-transferable Agent's Warrants exercisable for a period of two years from closing at an exercise price of $1.00. Canaccord also received a cash administration fee and a corporate finance fee of 150,000 shares of Emgold.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and agent's compensation are subject to a hold period and are restricted from trading for a four month period expiring April 23, 2004.

Additionally, during 2003 there has been an exercise of warrants from previous financings for an aggregate 2,820,000 common shares raising proceeds of $846,000.

Proceeds from the private placement will be used for the further exploration and development of the Idaho-Maryland Gold Property in Grass Valley, California. The funds will be used for completion of the current 15,000 to 20,000 foot surface drill program, preparation of a preliminary assessment report, application for a Mine Use Permit, property payments, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. The proceeds will also be used for construction and operation of the Ceramext™ pilot and demonstration plant including preparation of feasibility and marketing studies for high quality ceramic products from the Idaho-Maryland tailings. Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation continues to prepare an application for a Mine Use Permit to include, but not necessarily limited to, dewatering the existing Idaho-Maryland Mine workings and construction of a decline, which will enable the testing of underground exploration targets that are not accessible by surface exploration. The Mine Use Permit application will include provisions for Emgold to operate a staged mining operation up to 2,400 tons per day should a positive feasibility study be completed and a production decision be made.

For more information about Emgold Mining Corporation and its projects please visit the following websites, http://www.sedar.com/ and Emgold's website http://www.emgold.com/.

William J. Witte, P. Eng
President and CEO

For further information please contact: Coal Harbor Communications
Telephone: 604-662-4506 Fax: 604-662-4505 or Toll Free: 1-877-642-6200

statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Emgold, Investors should review Emgold's filings that are available at www.sedar.com.

EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

December 23, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD – CLOSES $7.5 MILLION BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR-TSX Venture) ("Emgold") is pleased to announce that it has closed its brokered private placement of **10,060,000** units (the "Units") at a price of $0.75 per Unit, for gross proceeds of **$7,545,000**. Each Unit is comprised of one common share in the capital of Emgold and one-half of one non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to purchase one additional common share of Emgold for a period of two years from closing of the private placement, at an exercise price of $1.00 per common share. Canaccord Capital Corporation ("Canaccord") and a Selling Agent shared in a combination cash commission and finder's fee equal to 7.5% of the gross proceeds raised from the private placement, and non-transferable Agent's Warrants exercisable for a period of two years from closing at an exercise price of $1.00. Canaccord also received a cash administration fee and a corporate finance fee of 150,000 shares of Emgold.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and agent's compensation are subject to a hold period and are restricted from trading for a four month period expiring April 23, 2004.

Additionally, during 2003 there has been an exercise of warrants from previous financings for an aggregate 2,820,000 common shares raising proceeds of $846,000.

Proceeds from the private placement will be used for the further exploration and development of the Idaho-Maryland Gold Property in Grass Valley, California. The funds will be used for completion of the current 15,000 to 20,000 foot surface drill program, preparation of a preliminary assessment report, application for a Mine Use Permit, property payments, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. The proceeds will also be used for construction and operation of the Ceramext™ pilot and demonstration plant including preparation of feasibility and marketing studies for high quality ceramic products from the Idaho-Maryland tailings. Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation continues to prepare an application for a Mine Use Permit to include, but not necessarily limited to, dewatering the existing Idaho-Maryland Mine workings and construction of a decline, which will enable the testing of underground exploration targets that are not accessible by surface exploration. The Mine Use Permit application will include provisions for Emgold to operate a staged mining operation up to 2,400 tons per day should a positive feasibility study be completed and a production decision be made.

For more information about Emgold Mining Corporation and its projects please visit the following websites, http://www.sedar.com/ and Emgold's website http://www.emgold.com/.

William J. Witte, P. Eng
President and CEO

For further information please contact: Coal Harbor Communications
Telephone: 604-662-4506 Fax: 604-662-4505 or Toll Free: 1-877-642-6200

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
(b) number and recorded value for shares issued and outstanding,
(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
(b) Focus the discussion on material information, including liquidity, capital resources, known trends,

commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Emgold Mining Corporation.	September 30, 2003	2003 Nov 28

ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Shannon Ross	Secretary	604-687-4622

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
sross@langmining.com	www.emgold.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"SARGENT H. BERNER"	Sargent H. Berner	2003 NOV 28
"WILLIAM J. WITTE"	William J. Witte	2003 NOV 28

EMGOLD MINING CORPORATION
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited – prepared by management)

EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	September 30, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 399,397	$ 116,584
Restricted cash	152,000	-
Due from related parties (note 4)	-	75,557
Prepaid expenses and deposits	19,108	33,348
Accounts receivable	9,096	6,583
	579,601	232,072
Reclamation deposits	8,354	3,000
Equipment	48,015	6,229
Mineral property interests (see schedule)	179,478	87,533
	$ 815,448	$ 328,834
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities	$ 47,357	$ 99,376
Due to related parties (note 4)	48,219	26,932
	95,576	126,308
Notes payable	-	791,447
	95,576	917,755
Shareholders' equity (Deficiency)		
Share capital (note 3)	21,110,982	18,292,876
Deficit	(20,391,110)	(18,881,797)
	719,872	(588,921)
	$ 815,448	$ 328,834

Approved by the Board

/s/Frank A. Lang	/s/William J. Witte
Frank A. Lang	William J. Witte
Director	Director

EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - prepared by management)

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002 (restated)	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002 (restated)
Expenses (Income)				
Amortization	$ 3,549	$ 15	$ 6,920	$ 15
Exploration expenses (see schedule)	349,069	-	925,858	-
Exchange losses	(1,243)	1,175	14,879	1,201
Finance expense	13,933	3,403	44,733	12,181
Legal, accounting and audit	19,469	18,089	57,174	24,698
Office and administration	4,754	1,408	40,233	2,307
Property investigations	-	14,808	-	24,418
Management fee (note 3(d))	7,500	-	22,500	-
Salaries and benefits	70,133	31,658	204,118	71,896
Shareholder communications	37,376	5,951	169,629	30,767
Taxes	-	1,288	-	2,559
Travel and conferences	20,105	335	27,940	335
Write-down (recovery) of mineral property interests	-	1	-	(158,789)
Interest and other income	(1,741)	-	(4,671)	(29)
	522,904	78,131	1,509,313	11,559
Income (loss) for the period	(522,904)	(78,131)	(1,509,313)	(11,559)
Deficit, beginning of period as restated	(19,868,206)	(18,314,734)	(18,881,797)	(18,381,306)
Deficit, end of period	$ (20,391,110)	$ (18,392,865)	$ (20,391,110)	$ (18,392,865)
Income (loss) per share, basic and diluted	$ (0.02)	$ (0.00)	$ (0.05)	$ (0.00)
Weighted average number of common shares outstanding	28,669,952	21,193,015	27,837,126	19,762,359

EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002 (restated)	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002 (restated)
Cash provided by (used for)				
Operations				
Loss for the period	$ (522,904)	$ (78,131)	$ (1,509,313)	$ (11,559)
Items not involving cash				
Amortization	3,549	15	6,920	15
Finance expense	13,933	-	44,733	-
Write-down (recovery) of mineral property interests	-	-	-	(158,789)
	(505,422)	(78,116)	(1,457,660)	(170,333)
Changes in non-cash working capital				
Prepaid expenses and deposits	(11,513)	-	14,240	-
Accounts receivable	3,174	(9,827)	(2,513)	(14,339)
Accounts payable and accrued liabilities	(15,818)	(202,397)	(52,019)	22,989
Promissory note, current	-	(72,174)	-	(72,174)
Due to related parties	30,282	37,720	96,844	-
	(499,297)	(324,794)	(1,401,108)	(233,857)
Investments				
Mineral property interests	(17,150)	(92,056)	(27,445)	(188,154)
Reclamation deposits	(4,000)	-	(5,354)	-
Equipment	-	(6,050)	(48,706)	(6,050)
	(21,150)	(98,106)	(81,505)	(194,204)
Financing				
Class A preference share issue costs	1,000	-	-	-
Notes payable	-	276,581	-	276,581
Common shares issued for cash	819,706	373,078	1,917,426	373,078
	820,706	649,659	1,917,426	649,659
Increase in cash and cash equivalents during the period	300,259	226,759	434,813	221,598
Cash, restricted cash and cash equivalents, beginning of period	251,138	1,967	116,584	7,128
Cash, restricted cash and cash equivalents, end of period	$ 551,397	$ 228,726	$ 551,397	$ 228,726
Supplemental information				
Issuance of shares for debt settlement	$ -	$ 225,000	$ -	$ 225,000
Shares issued for mineral property interests	$ 37,000	$ 5,000	$ 64,500	$ 5,000
Notes payable	$ -	$ -	$ (791,447)	$ -
Interest on preference shares	$ 13,933	$ -	$ 44,733	$ -

The accompanying consolidated financial statements for the interim periods ended September 30, 2003 and 2002, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002.

1. Going concern assumption:

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect due to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

As at September 30, 2003, the Company had working capital of $484,025 and a deficit of $20,391,110.

The Company has capitalized $179,478 in acquisition costs related to the Rozan, Porph and Stewart mineral property interests.

The current obligations in respect of the Stewart and Rozan mineral properties only guarantee a continuing interest in those properties, for the Company to realise the carrying value of these investments additional funding would be required or a joint venture partner would have to be identified to assist with the funding of these ventures. The Company has staked mineral claims in southeastern British Columbia.

These costs, mentioned above, are in addition to ongoing general and administration expenditures and costs on other exploration properties held by the Company.

The Company's ability to continue in operation is dependent on its ability to secure additional financing. While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2. Ceramext™ Process

Under the terms of the agreement, Emgold, through its subsidiary Golden Bear Ceramics Company (Golden Bear), has the worldwide rights to subject a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced. Emgold must pay Ceramext US$100,000 within 90 days of Regulatory Approval to cover certain development costs. Emgold will also tender to Ceramext 200,000 shares of the Company subject to such restrictions on transferability as may be required under applicable securities laws and regulations, subject to and within 90 days of regulatory approval. The world wide rights will remain in force based upon Golden Bear maintaining minimum royalty payments calculated on a quarterly basis that consist of: "Year 1", US$ 0.00 per quarter; "Year 2", US$ 5,000 per quarter; "Year 3", US$ 10,000 per quarter; "Year 4", US$ 20,000 per quarter; "Year 5" and thereafter, US$ 40,000 per quarter. "Year 1" will be deemed to commence 90 days after the date of approval of the agreement by Regulatory Authorities.

3. Share capital

Authorized:

500,000,000 common shares without par value

50,000,000 first preference shares without par value

Issued and fully paid:

Common Shares	Number of Shares	Amount
Balance, December 31, 2001	18,589,319	$17,151,797
Shares issued for cash:		
Private placement, less share issue costs	1,600,000	342,579
Private placement, less share issue costs	2,350,000	524,000
Warrants exercised	50,000	12,500
Stock options exercised	180,000	18,000
Shares issued for other:		
Debt settlement at $0.10	2,250,000	225,000
Rozan property payment at $0.10	50,000	5,000
Stewart property payment at $0.28	50,000	14,000
Balance, December 31, 2002	25,119,319	18,292,876
Rozan property payment at $0.55	50,000	27,500
Stewart property payment at $0.74	50,000	37,000
Stock options exercised	545,000	118,400
Warrants exercised	2,101,447	639,396
Fractional rounding	50	--
Private placement, less share issue costs	2,472,222	1,020,790
Flow-through private placement, less share issue costs	160,000	139,840
Escrow shares cancelled	(4,558)	--
Balance, September 30, 2003	30,493,480	$20,275,802

Series A First Preference Shares	Number of Shares	Amount
Balance, December 31, 2002	--	$ --
Shares issued for indebtedness, less issue costs	3,948,428	788,686
Accrued interest at 7%	--	46,494
Balance, September 30, 2003	3,948,428	$835,180

3. Share capital (continued):

During fiscal 2002, the Company entered into agreements with Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") to issue 3,948,428 Series A First Preference shares in full satisfaction of $769,686 of indebtedness to Lang. The Series A Preference shares will rank in priority to the Company's common shares and will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares will be redeemable by the Company at ay time on 30 days written notice at a redemption price of $0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interest or to maintain a minimum of $2 million in working capital.
The Series A First Preference Shares will be convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of $0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at US$300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

Stock options:

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 5,584,616 common shares, of which 3,285,616 stock options are still available to be issued. There are currently 1,529,000 stock options outstanding exercisable for periods up to ten years. There are 770,000 stock options previously granted that have expired or been cancelled.

Warrants:

As at September 30, 2003, the following share purchase warrants issued in connection with financings made by private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,719,400	$0.30	December 20, 2003
2,930,819	$0.55	February 3, 2004
176,000	$1.25	September 30, 2004
5,826,219		

4. Related party transactions and balances

Services rendered by:	September 30, 2003	September 30, 2002
Lang Mining Corporation (d)	$ 22,500	$ --
Director (b)	$US 67,500	$US 19,140
Legal fees (a)	$ 33,458	$ --
LMC Management Services Ltd. (c)	$ 337,930	$ 112,450

4. Related party transactions and balances (continued):

Balances receivable from (payable to):		September 30, 2003		December 31, 2002
LMC Management Services Ltd.	$	--	$	75,557
LMC Management Services Ltd. (c)	$	(12,034)	$	--
Legal fees (a)	$	(19,930)	$	(11,229)
Directors (b, d)	$	(16,255)	$	(15,566)
ValGold Resources Ltd.	$	--	$	(137)
	$	(48,219)	$	(26,932)

Related party information not disclosed elsewhere in these consolidated financial statements are as follows:

(a) Legal fees were paid to a law firm of which a director is a partner.

(b) A director of the Company, who is also project manager at the Idaho-Maryland property, receives project management consulting services.

(c) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value.

(d) Commencing January 1, 2003, the Company is paying a management fee of $2,500 per month to Lang Mining Corporation ("Lang Mining"), a private company controlled by an officer and director of the Company. Lang Mining provides the services of an officer and director of the Company. No other fees are paid to Lang Mining other than for the services of the officer and director.

5. Subsequent events

Subsequent to September 30, 2003:

(a) 25,500 share purchase warrants at a price of $0.30 and 13,000 stock options at a price of $0.10 were exercised; and

(b) the Company entered into an agreement on a commercially reasonable efforts basis for a private placement of up to 10,000,000 units (the "Units") at a price of $0.75 per Unit, for gross proceeds of up to $7,500,000. Each Unit is comprised of one common share and one-half of one non-transferable share purchase warrant. One whole share purchase warrant will entitle the holder to purchase one additional common share for a period of two years from closing of this private placement, at an exercise price of $1.00 per common share. A commission will be paid of 7.5% in cash, of which the agent may elect to be paid up to one-half in Units. The agent will receive 12% in non-transferable agent's warrants exercisable for a period of two years from closing at an exercise price of $1.00 and will also receive a cash administration fee and a corporate finance fee in shares of the Company.

(c) the Company granted 2,880,000 stock options to directors, employees, and consultants at a price of $1.00 per share, expiring November 19, 2013.

EMGOLD MINING CORPORATION

CONSOLIDATED SCHEDULES OF EXPLORATION AND DEVELOPMENT COSTS
(Unaudited - prepared by management)

	September 30, 2003	September 30, 2002
Idaho Maryland Mine, California		
Assays and analysis	11,373	-
Drilling	172,039	-
Geological	287,075	11,024
Mine planning	158,387	-
Site activities	179,022	694
Land lease and taxes	85,480	-
Travel and accommodation	26,589	-
	919,965	11,718
Rozan Property, British Columbia		
Assays and analysis	100	117
Geological	889	370
Site activities	21	163
	1,010	650
Holly Property, Nevada		
Mine planning	4,449	-
	4,449	-
Porph Claim, British Columbia		
Site activities	-	25
	-	25
Stewart Property, British Columbia		
Assays and analysis	-	2,890
Geological	429	4,206
Site activities	6	388
Travel and accommodation	-	47
	435	7,531
Exploration expenses	$ 925,859	$ 19,924

EMGOLD MINING CORPORATION
QUARTERLY REPORT
September 30, 2003

Schedule A:

See unaudited consolidated financial statements.

Schedule B:

1. **Analysis of expenses and deferred costs**

   See unaudited consolidated financial statements attached in Schedule A to the Form 51-901.

2. **Related party transactions**

   See note 5 to the unaudited consolidated financial statements for the nine months ended September 30, 2003.

3. **Summary of securities issued and options granted during the period**

   (a) **Securities issued during the three months ended September 30, 2003**

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
July 23, 2003	Common	Fractional share adjustment	50	--	--	Fractional share adjustment	Nil
July 24, 2003	Common	Warrants	30,000	0.30	9,000	Cash	Nil
July 31, 2003	Common	Warrants	29,000	0.30	8,700	Cash	Nil
August 1, 2003	Common	Warrants	10,000	0.30	3,000	Cash	Nil
August 5, 2003	Common	Warrants	56,250	0.30	16,875	Cash	Nil
August 6, 2003	Common	Warrants	56,250	0.30	16,875	Cash	Nil
August 8, 2003	Common	Property payment	50,000	0.74	37,000	Property payment	Nil
August 11, 2003	Common	Warrants	12,000	0.30	3,600	Cash	Nil
August 12, 2003	Common	Stock options	40,000	0.10	4,000	Cash	Nil
August 15, 2003	Common	Warrants	400,000	0.30	120,000	Cash	Nil
August 27, 2003	Common	Warrants	525,000	0.30	157,500	Cash	Nil
September 4, 2003	Common	Warrants	10,000	0.30	3,000	Cash	Nil
September 9, 2003	Common	Stock options	40,000	0.30	12,000	Cash	Nil
September 15, 2003	Common	Stock options	87,000	0.25	21,750	Cash	Nil
September 15, 2003	Common	Stock options	8,000	0.30	2,400	Cash	Nil
September 17, 2003	Common	Stock options	50,000	0.10	5,000	Cash	Nil
September 17, 2003	Common	Stock options	30,000	0.30	9,000	Cash	Nil
September 19, 2003	Common	Warrants	46,500	0.30	13,950	Cash	Nil
September 19, 2003	Common	Warrants	35,847	0.55	19,716	Cash	Nil
September 22, 2003	Common	Options	45,000	0.30	13,500	Cash	Nil
September 22, 2003	Common	Warrants	400,000	0.30	120,000	Cash	Nil
September 24, 2003	Common	Warrants	400,000	0.30	120,000	Cash	Nil
September 30, 2003	Common	Stock options	10,000	0.10	1,000	Cash	Nil
September 30, 2003	Common	Private Placement	160,000	0.95	152,000	Cash	Nil

(b) **Options granted during the three months ended September 30, 2003**

Nil

4. **Summary of securities as at the end of the reporting period**

(a) **Authorized Capital**

500,000,000 common shares without par value.
50,000,000 preferred shares.

(b) **Issued and Outstanding Capital at September 30, 2003**

30,493,480 common shares are issued and outstanding. (See Note 3 to the unaudited consolidated financial statements.

3,948,428 Series A First Preference shares. (See Note 3 to the unaudited consolidated financial statements.

(c) (i) **Stock Options Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
52,000	0.30	June 16, 2004
5,000	0.30	February 21, 2007
195,000	0.30	April 21, 2007
100,000	0.25	January 15, 2009
150,000	0.25	June 11, 2009
877,000	0.10	October 12, 2011
150,000	0.60	June 18, 2013
1,529,000		

(ii) **Warrants Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
2,719,400	0.30	December 20, 2003
2,930,819	0.55	February 3, 2004
176,000	1.25	September 30, 2004
5,826,219		

(d) **Shares in Escrow**

Nil

5. **List of directors and officers**

Frank A. Lang – Chairman and Director
William J. Witte – President, Chief Executive Officer and Director
Ron Lang – Director
Sargent H. Berner – Director
Ross Guenther – Project Manager and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Quarterly Report
September 30, 2003

We are pleased to present the Quarterly Report for Emgold Mining Corporation together with the unaudited interim consolidated financial statements for the nine months ended September 30, 2003.

During 2002 Emgold entered into a revised mining lease and option to purchase agreement with the "BET Group" to acquire the Idaho-Maryland Gold Mine. The Agreement includes a mining lease and option to purchase the property, consisting of approximately 2,750 acres of minerals and mineral rights (with no surface rights), approximately 37 acres of land with mineral rights located around the New Brunswick Shaft and an additional parcel of 56 acres of land located west of the Idaho No. 1 Shaft. The term of the lease agreement is five years commencing from June 1, 2002. The payment terms of the revised agreement are less than half of the previous agreement with a simplified 3% net smelter royalty and includes the additional 56-acre parcel of land necessary for faster and more cost effective development of the property.

On May 20, 2003, the Grass Valley Planning Commission unanimously approved the Company's Use Permit Application UP03-02 with a 15-day public review and appeal period ending June 4, 2003. This permit allowed the Company to proceed with its surface-drilling program on the Idaho-Maryland Mine property.

The Company has extensive geological data on the eastern part of its 2,750-acre property. However, there is minimal data available on the older western part where the Phase I surface drill program was completed. The Company has designed a 15,000 to 20,000 foot surface drill program to better define the Company's knowledge of geological structures and search for new gold zones near surface within the Idaho-Maryland property. Emgold has obtained important information concerning key geologic structures from the information collected from Phase I of the drill program. The drill results have validated the Company's hypotheses regarding the complex geology of the Idaho-Maryland Mine area.

The initial stage of the diamond-drilling program of 3286.5 feet was completed in July 2003. The exploration expenses incurred in the three months ended September 30, 2003, totalled $349,069. Costs incurred during the quarter included permitting, drilling, assaying, labour, sound abatement, bonding, insurance, secure core storage and other miscellaneous expenses. The initial surface-drilling program was funded from the Company's treasury and with additional money from existing shareholders exercising warrants. Boart Longyear was awarded the diamond-drilling contract for the program. Drilling on the Idaho-Maryland property will continue when the Company has sufficient funds to continue the program.

The initial phase of surface core drilling tested new high-grade gold-quartz vein targets in the western most portion of the Idaho Deformation Corridor. These targets are in addition to the known resources at the Idaho-Maryland Mine. Drilling tested the entire width of the Idaho Deformation Corridor along a 1,500-foot strike-length and tested multiple lode targets. High-grade lode targets include (1) the Idaho 120 Vein target, hosted within the "L Fault", at the north boundary of the deformation corridor, (2) the Idaho "1 Vein" along the south boundary, and (3) a complex set of high-grade link veins within the corridor. Data mining from the large Idaho-Maryland Mine historic database has demonstrated the coincidence of localized, pipe-like, carbonate-sericite alteration blooms lying directly up dip from all areas of significant underground gold production. The large alteration bloom in the vicinity of the first drill site is entirely unexplored and measures a minimum 500 feet in strike length and 150 feet in width. This target is structurally favorable, occupying a wedge-shaped area at the western terminus of the Deformation Corridor, where the L Fault intersects the Idaho 1 Vein. There is a high level of confidence for new high-grade lode gold discoveries in this area. This will be the first systematic attempt to explore the entire width of the Idaho Deformation Corridor at its western end.

Phase I of the surface drill program consisted of 5 drill holes from two sites located on the western portion of the property for a total of 3,286.5 feet of diamond drilling as summarized in Table 1 – "Phase I – 2003 – Idaho-Maryland Surface Drill Program." Partial assay results for holes IDH001, 003, and 004 reported in the Company's September 16, 2003 news release are presented in Table 2 – "Idaho-Maryland Gold Project – Partial Phase I Drill Program Results." Additional check assays reported in an October 22, 2003 news release for the first three holes sampled are listed in Table 3.

TABLE 1 - PHASE I - 2003 - IDAHO-MARYLAND SURFACE DRILL PROGRAM

Drill Hole No.	Site	Azimuth	Dip	Length (ft)
IDH-001	A	50°	-60°	592.5
IDH-002	A	90°	-40°	319.0
IDH-003	A	90°	-25°	678.0
IDH-004	A	70°	-25°	940.0
IDH-005	B	0°	-76°	757.0
Total				3,286.5

TABLE 2 - IDAHO-MARYLAND GOLD PROJECT - PARTIAL PHASE I DRILL PROGRAM RESULTS

Drill Hole Number	Interval From (ft)	Interval To (ft)	Length (ft)	Gold (opt)	Comments
IDH001	485.7	487.0	1.3	0.13	Idaho 233 Vein
	498.4	500.0	1.6	0.03	
	528.2	538.3	10.1	0.67	Idaho 120 Vein
including	528.2	531.2	3.0	2.20	Idaho 120 Vein
IDH003	267.9	268.7	0.8	0.01	Idaho 237 Vein
	482.5	483.4	0.9	0.19	Idaho 242 Vein
	549.0	555.0	6.0	0.02	
	559.5	564.5	5.0	0.01	
	570.3	572.2	1.9	0.02	Idaho 246 Vein
	575.0	577.0	2.0	0.01	
IDH004	263.4	265.7	2.3	0.04	
	285.0	285.5	0.5	0.01	
	290.5	292.5	2.0	0.06	Idaho 243 Vein

The first core hole in the Company's Phase I surface drill program intersected a strong interval of high-grade gold mineralization. The Phase I drill program targeted the undeveloped western extension of the Idaho Deformation Corridor. Based on the Idaho-Maryland's historical information and geological model, the drill intercept cut the Idaho 120 Vein at approximately 550 ft vertical depth. Holes IDH003 and IDH004 appear to have cut the same Idaho 120 Vein structure which showed strong intervals of fault gouge and no vein quartz. The results have validated the Company's geologic model for exploring the large, complex vein system of the Idaho-Maryland gold deposit.

The high-grade drill intercept obtained from the Idaho 120 Vein in Hole IDH001 shows a strongly mineralized compound vein shear of exceptional strength. The Idaho 120 Vein intercept is a 10.1 ft interval showing 3 ft of highly mineralized, white, massive to banded vein quartz with sub-parallel stringers on the foot wall side of the structure. This vein quartz contains visible free gold in close association with accessory galena, chalcopyrite, and pyrite. The footwall side of the Id 120 Vein is marked by a 1.3 ft width of pale grayish-green fault gouge containing 20 percent fragments of white, massive to banded vein quartz disrupted by post-mineral deformation. The 6 ft width of intervening mineralized schist is strongly carbonate + albite + pyrite altered, exhibits strong, internal, rotated foliation fabric, and shows little or no quartz veining.

The Idaho-Maryland exploration program is planned and supervised by Mr. Mark Payne, California Registered Geologist Number 7067, Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Data compilation for the surface core drilling program was performed by the Company's geological staff with review and verification by Mr. Payne. The Company has implemented a quality assurance/quality control program to

ensure sampling and analyses of all drill cores is conducted in accordance with the best possible exploration industry practices, and conforms to National Instrument 43-101.

The drill cores are logged, sampled, and stored in a secure facility near the project site. All cores were of HQ-size to maximize core recovery and sample size. The core is sawn into halves with one-half being shipped to American Assay Laboratories of Sparks, Nevada USA for sample preparation and analysis. The other half of the core is stored in a secured warehouse for future inspection and assay verification. All check assaying is conducted by ALS Chemex of Sparks, Nevada USA. All gold analyses at the primary and umpire labs utilize the screened metallics fire assay method with a gravimetric finish.

Duplicate samples are initially analyzed at the primary lab then next at the umpire lab.

Summary of Duplicate Check Assay Results

As reported in the Company's October 22, 2003, news release, duplicate check assaying showed significant grade increases for two zones with visible free gold noted in the core from the Phase I surface drill program. The Idaho 120 Vein in Hole IDH001 contained significant free gold and the Idaho 242 Vein showed minor fine free gold. Duplicate check assays of the coarse rejects from the four samples comprising the Idaho 120 Vein in Hole IDH001 yielded 10.1 feet grading 0.93 oz/ton (31.9 G/T) in comparison to 10.1 feet grading 0.67 oz/ton (23.0 G/T) from the original fire assays. A single sample representing the Idaho 242 Vein in hole IDH003 showed a modest increase in the duplicate check assay, yielding 0.9 feet grading 0.21 oz/ton (7.2 G/T) versus 0.19 oz/ton (6.5 G/T) from the original fire assay.

TABLE 3 - PHASE I - 2003 - DUPLICATE CHECK ASSAY RESULTS

Drill Hole Number	Interval From (ft)	Interval To (ft)	Interval (ft)	Previous Gold Assay (opt)	New Gold Assay (opt)	Intercept
IDH001	528.2	538.3	10.1	0.67 (23.0 G/T)	0.93 (31.9 G/T)	Id 120 Vein
Including	528.2	531.2	3.0	2.20 (75.4 G/T)	3.10 (106.3 G/T)	Id 120 Vein
IDH003	482.5	483.4	0.9	0.19 (6.5 G/T)	0.21 (7.2 G/T)	Id 242 Vein

These results are encouraging because they occur high within the Idaho Deformation Corridor and may provide significant bulk tonnage potential at depth. Upon completion of Phase I of the surface drill program, the Idaho-Maryland project team will further define the next phase of surface drilling to be completed on the property. Approximately 15,000 to 17,000 feet of additional drilling is planned for the overall surface drill program.

Emgold monitors California's mining legislation and regulations on a continual basis. Recent changes to the mining legislation have been noted, but these are primarily aimed at large open-pit mining operations, and should not adversely affect the development or future operation of the Idaho-Maryland Mine. The ore from the Idaho-Maryland Mine is metallurgically very clean and does not contain hazardous minerals. The planned operation will backfill existing workings with its mill tailings and Emgold is also developing the Ceramext™ Technology for the manufacture of environmentally sound and saleable products that could enhance the overall profitability of the project.

Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp.) is also preparing the necessary documentation to submit applications to acquire a Use Permit to construct a decline and surface facilities to continue with the underground exploration and development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$600,000 and is expected to take fifteen to twenty-four months to complete. Emgold is confident that it will be able to obtain a Use Permit for the Idaho-Maryland. Since the early 1960's, 37 gold mines have applied for permits in California and all have been approved and allowed to go into operation. Since 2002 three gold mines have received Use Permits to operate in California.

Quarterly Report
September 30, 2003

In 2002, Emgold engaged AMEC E&C Services Ltd. (AMEC) to complete a Technical Report in accordance with National Instrument 43-101. The primary objective of the Technical Report was the definition of a revised resource for the Idaho-Maryland Property. The independent review by AMEC supports the 2002 Idaho-Maryland project mineral resource estimate and its positive exploration potential for additional gold mineralization. The Technical Report presented Measured and Indicated Mineral Resources for the Idaho-Maryland as 1.575 million tons at 0.21 ounces of gold per ton and an additional Inferred Mineral Resource of 2.413 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44, the Measured and Indicated Mineral Resource grade is 0.27 ounces of gold per ton containing 423,000 ounces of gold and Inferred Minerals Resources grading 0.37 ounces per ton containing an additional 898,000 ounces of gold.

The Technical Report also recommends further review of historical data to develop a better understanding of the Idaho-Maryland ore body and define additional resources. Based on this recommendation, our geologists continue to review historical and technical information to increase the knowledge and resources of the mine. In April 2003 the Company announced increased gold resources for the Idaho-Maryland. The recently updated Measured and Indicated Resources for the Idaho-Maryland Mine are 1.666 million tons at 0.22 ounces of gold per ton and Inferred Mineral Resources are 2.477 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44 the revised total Measured and Indicated Mineral Resources consist of 1.666 million tons grading 0.28 ounces per ton (opt) containing 472,000 ounces of gold and Inferred Mineral Resources of 2.477 million tons grading 0.38 opt containing an additional 934,000 oz of gold. The updated resources were determined under the supervision of the Company's Qualified Person, Mr. Mark Payne, in accordance with National Instrument 43-101. Additional resources continue to be defined by the project team and Emgold will be announcing increased resources as they are developed from the historical information.

Emgold commissioned AMEC in October 2002 to prepare a Scoping Study to identify the necessary activities, capital and operating costs required to further develop the Idaho-Maryland project. The Scoping Study is being used for permitting and planning purposes and was not intended to be a Pre-feasibility or Feasibility Study. The Company posted the Scoping Study on its website and provided summary information derived from it in news releases, corporate information and documentation for various permitting activities. At the request of the British Columbia Securities Commission ("BCSC"), Emgold has since removed all of the information concerning the Scoping Study and additional development, operating criteria and financial projections from its website and corporate information. The Company now wishes to emphasize that the Scoping Study does not constitute a Technical Report within the requirements of NI 43-101 as the economic analysis in it is based on resources that have not yet been delineated and which the Scoping Study refers to as a potential block of resources. It should clearly be understood that the Scoping Study, its findings and financial projections are conceptual in nature and are not appropriate for public reliance. This includes related information regarding the development and operating potential of the Idaho-Maryland project previously disclosed in news releases, corporate brochures, the Company's website and quarterly and annual reports. At the request of the BCSC, this information should be considered withdrawn from the public record.

Emgold continues to hold the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia. A flow-through private placement of 160,000 common shares at a price of $0.95, for a total of $152,000 was completed during the three months ended September 30, 2003. Funds from this financing will primarily be used for an airborne geophysical survey over the Stewart property to clarify our understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, our geologists have submitted applications for four drill sites on the Stewart property.

On the Rozan property, the current program is designed to locate, map and chip sample these numerous gold bearing quartz veins in order to confirm information contained in historic reports. Also, a 2 x 2 kilometre soil

sampling grid will be established over the area of quartz veining in order to better trace the veins in areas of poor outcrop exposure. Linda Dandy, P.Geo, of P&L Geological Services, is the Qualified Person for the exploration programs on the Stewart and Rozan properties.

Ceramext™ Process

Emgold has signed an exclusive world wide license agreement with Ceramext, LLC to develop and use the Ceramext™ Process to convert mine tailings and other waste materials into high quality ceramics. The Ceramext Process is a patented, energy efficient, one-step technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into high-strength, low-porosity, industrial ceramics such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Ceramext has a patent on the equipment and other patents pending on the process, which uses a vacuum hot extrusion of waste materials to produce high quality industrial ceramics. The Ceramext Process has been demonstrated on a laboratory basis on a wide variety of materials including coal, lignite, and biomass fly ash, bottom ash, slag, clays, volcanic ash and mine tailings. Specifically, Ceramext has tested tailings from the Idaho-Maryland Mine and has successfully produced very high quality ceramic blanks using the Ceramext Process suitable for forming into a wide variety of ceramic products using standard finishing technology. Independent marketing surveys conducted in California, indicate that floor tiles are worth approximately US$1.25 to $1.50 per square foot on a wholesale basis, which translates approximately US$400 to $500 per ton of feedstock to the process.

Emgold, through its subsidiary Golden Bear Ceramics Company. ("Golden Bear"), anticipates building a pilot and demonstration plant in Grass Valley, California to determine the feasibility of converting mine tailings and other materials into high quality ceramics. Preliminary engineering studies indicate low capital and operating costs in comparison to conventional industrial ceramic operations. The Ceramext Process could allow a mining operation to make a useful and profitable product from mine tailings that would otherwise require expensive impoundment, which could consume large areas of land. The Ceramext Process could create additional income from mining operations and allow mines to continue to operate profitably even in times of very low commodity prices.

Under the terms of the agreement, Emgold, through its subsidiary Golden Bear, has the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced. Emgold must pay Ceramext US$100,000 within 90 days of regulatory approval to cover certain development costs. Emgold will also tender to Ceramext 200,000 shares of the Company subject to such restrictions on transferability as may be required under applicable securities laws and regulations, subject to and within 90 days of regulatory approval. The worldwide rights will remain in force based upon Golden Bear maintaining minimum royalty payments calculated on a quarterly basis that consist of: "Year 1" - US$nil per quarter; "Year 2" - US$5,000 per quarter; "Year 3" - US$10,000 per quarter; "Year 4" - US$20,000 per quarter; "Year 5" and thereafter - US$40,000 per quarter. Year 1 will be deemed to commence 90 days after the date of approval of the agreement by regulatory authorities.

Golden Bear is committed to spending US$1.2 million dollars to construct a pilot and demonstration plant using the Ceramext Process in Grass Valley, California and completing feasibility and marketing studies for the commercialization of the technology and the production of various industrial and commercial products.

Management Discussion and Analysis

Overview

Emgold's principal business is the exploration and development of mineral properties. Emgold is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Emgold advances its projects to varying degrees by prospecting, mapping, geophysics, exploration and development drilling and data evaluation until it decides either that the property has limited exploration potential and should be abandoned or that work on the property

has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Financial Position

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2002 and 2001.

Financing Activities

At September 30, 2003, Emgold had unrestricted working capital of $332,025, as compared to unrestricted working capital of $189,891 at June 30, 2003 ($674,650 at March 31, 2003). Working capital is defined as current assets less current liabilities.

During the nine months ended September 30, 2003, Emgold completed a private placement of 2,472,222 units at a price of $0.45 per unit, for net proceeds of $1,020,790. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share until February 3, 2004, at an exercise price of $0.55. A cash commission of 8% was paid and a non-transferable broker warrant was issued, exercisable to purchase up to 494,444 common shares until February 3, 2004, at an exercise price of $0.55 per share.

A flow-through private placement of 160,000 flow-through units at $0.95 per unit for total proceeds of $152,000 was also completed. Each unit is comprised of one flow-through common share and one non-flow-through share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $1.25 expiring September 30, 2004. A finder's fee consisting of a $12,160 in cash and 16,000 non-transferable compensation warrants, each non-transferable compensation warrant exercisable to acquire one additional common share of the Company at an exercise price of $1.25 expiring September 30, 2004, was paid.

Subsequent to September 30, 2003, the Company entered into an agreement on a commercially reasonable efforts basis for a private placement of up to 10,000,000 units (the "Units") at a price of $0.75 per Unit, for gross proceeds of up to $7,500,000. Each Unit is comprised of one common share and one-half of one non-transferable share purchase warrant. One whole share purchase warrant will entitle the holder to purchase one additional common share for a period of two years from closing of this private placement, at an exercise price of $1.00 per common share. A commission will be paid of 7.5% in cash, of which the agent may elect to be paid up to one-half in Units. The agent will receive 12% in non-transferable agent's warrants exercisable for a period of two years from closing at an exercise price of $1.00 and will also receive a cash administration fee and a corporate finance fee in shares of the Company. The use of proceeds from the financing are estimated as follows:

DESCRIPTION	ESTIMATED EXPENSE	PERCENTAGE
Corporate Overhead and Finance Fees	$1,200,000	16%
Investor and Public Relations	$400,000	5 %
Project Expense and Permitting	$2,400,000	32%
Surface Exploration Program	$1,100,000	15%
Ceramext Pilot Plant and Studies	$1,800,000	24%
Contingency	$600,000	8%
Total	$7,500,000	

During fiscal 2003, 545,000 stock options were exercised at prices ranging from $0.10 to $0.30 per share, and 2,101,447 warrants were exercised at prices ranging from $0.30 to $0.55 to provide $757,996 to the Company.

At September 30, 2003, Emgold had 5,826,219 share purchase warrants available for exercise at prices ranging from $0.30 to $1.25, expiring from December 20, 2003, to September 30, 2004. Subsequent to the nine months ended September 30, 2003, and up to the date of this report 25,500 agent's warrants at $0.30 and 13,000 stock options at a price of $0.10 per common share were exercised to provide a total of $8,950 to the Company. Additionally, subsequent to September 30, 2003, 2,880,000 stock options were granted to directors, employees and consultants at a price of $1.00 per share, expiring November 19, 2013.

Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company. In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $789,686 of indebtedness owing to Lang. Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum, of which $46,494 has been accrued. The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of $0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Investing Activities

During the three months ended September 30, 2003 (Sept 2003 Quarter) Emgold expended $344,042 ($299,718 – three months ended June 30, 2003 ("June 2003 Quarter)), ($276,205 - three months ended March 31, 2003 ("March 2003 Quarter")) in exploration costs on the Idaho-Maryland Property. The costs were primarily for consulting and engineering fees related to exploration and mine planning – Sept 2003 Quarter - $24,218 (June 2003 Quarter - $41,496; March 2003 Quarter - $92,673), geological – Sept 2003 quarter $101,166 (June 2003 Quarter - $86,054; March 2003 Quarter - $99,855) and site activities including ongoing evaluation of historic data and preparation of applications for permitting of the surface exploration program – Sept 2003 Quarter - $47,983 (June 2003 Quarter - $63,541; March 2003 Quarter -$46,863) and drilling – Sept

2003 Quarter - $102,388 (June 2003 Quarter - $69,651; March 2003 Quarter – $nil). This level of expenditure will increase as drilling continues provided that financing is sufficient to continue planned drilling. All exploration expenditures are expensed. There are currently no acquisition costs associated with the Idaho-Maryland property, as the Company has a new five-year lease and option to purchase on the property. The current lease commenced on June 1, 2002, and expires on May 31, 2007.

The term of the amended lease on the Idaho-Maryland property is five years, commencing on June 1, 2002, and ending on May 31, 2007. The owners have granted Emgold the exclusive right and option to purchase all of the leased property. As consideration for the option, Emgold paid US$9,000 on each of the following dates: May 31, 2002, August 1, 2002, and December 1, 2002. Payments of US$19,500 are due quarterly on the first day of February ($30,233 paid), May ($27,953 paid), August ($27,294 paid) and November ($25,490 paid subsequent to the quarter end) in 2003, and payments of US$25,500 quarterly on the first business day of each of the same months during the years from 2004 to 2007. In the event that all payments have been made, the purchase price for 2002 was to be US$4,350,000. For succeeding lease years in which the option may be exercised, that price shall be increased by 3% each year. All royalty payments may be applied as a credit on the purchase price, but option payments may not be so applied.

During the nine months ended September 30, 2003, there were 50,000 common shares issued at a deemed value of $27,500 on the Rozan property and 50,000 common shares issued at a deemed value of $37,000 on the Stewart property. Exploration expenses written off during Sept 2003 Quarter were $nil (June 2003 Quarter - $210; March 2003 Quarter - $215) on the Stewart property, and $579 (June 2003 Quarter - $56; March 2003 Quarter - $375) on the Rozan property. Emgold expended $1,075 on the Porph claims during fiscal 2003, all in the Sept 2003 Quarter. The Porph claims are in good standing.

During the three months ended September 30, 2003, the Company expended $4,449 towards an economic feasibility of the Ceramext Process.

Results of Operations

Nine Months Ended September 30, 2003, Compared to Nine Months Ended September 30, 2002

Emgold's loss for the nine months ended September 30, 2003 ("fiscal 2003") was $522,904, or $0.05 per common share compared to a loss of $11,559, or $0.00 per common share in the nine months ended September 30, 2002 ("fiscal 2002"). Legal, accounting and audit fees increased from $24,698 in fiscal 2002 to $57,174 in fiscal 2003. The increase is due to higher audit fees related to stock option compensation, preference share issuances and additional audit costs. Legal costs also increased from the prior year due to to review of agreements and other documents on the Idaho-Maryland property and the Ceramext process.

Office and administration fees increased from $2,307 in fiscal 2002 to $40,233 in fiscal 2003. These costs include telephone, facsimile, office supplies and general administrative expenditures, which have increased substantially in fiscal 2003 because of the increased exploration activities in the Company. The increase in administration costs correlates directly to the increase in exploration activity at the Idaho-Maryland property. Office supplies, telephone, courier, postage, and all related costs increase as exploration increases. Salaries and benefits also increase directly with the increase in exploration activity and increased from $71,896 in fiscal 2002 to $204,118 in fiscal 2003. These costs reflect the increased management, administrative and accounting and time related to regulatory reporting and the processing of transactions and other non-exploration related labour costs related to the increased activity by the Company. The fiscal 2002 activity did not increase substantially until after the end of the second interim period, and activity on the Idaho-Maryland property increased as financing was obtained to enable commissioning of the Technical Report, other investigations and reports were completed in fiscal 2002 and early 2003. Exchange losses have increased from

$1,201 in fiscal 2002 to $14,879 in fiscal 2003. The expenditures on the Idaho-Maryland property are primarily incurred in United States dollars with the related currency exchange fluctuations.

Shareholder communication fees have also increased from $30,767 in fiscal 2002 to $169,629 in fiscal 2003 due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees of $26,419 in fiscal 2003 compared with $15,969 in fiscal 2002. It also includes fees associated with the maintenance of the Company's website. In fiscal 2003 the Company entered into two investor relations contracts and utilized the services of a media relations consultant for total costs of $58,643, compared to $nil in fiscal 2002. There were no investor relations or media relations consultants utilized in fiscal 2002. A media campaign and an advertising program commenced in the first quarter of fiscal 2003. The media campaign and investor relations' costs have increased the shareholder communication costs substantially in order to educate the community surrounding the Idaho-Maryland, the investment community and shareholders of new developments and investment opportunities. Emgold has also expended $34,186 on advertisements in investor publications and other forms of advertising during fiscal 2003.

During the nine months ended June 30, 2003, the Company entered into two short-term investor relations contracts with two unrelated companies, Coal Harbor Communications ("Coal Harbor") and Windward Communications and Consulting Ltd. ("Windward"). Coal Harbor's contract provides for a monthly fee of $3,500 commencing April 2003. The term of the contract is month-by-month. To September 30, 2003, fees paid to Coal Harbor total $29,500. Windward received an initial set-up fee of US$3,500, which covered services for April and May of 2003, and thereafter a monthly fee of US$2,500, commencing June 1, 2003. The term of the contract is non-specific. To September 30, 2003, fees paid to Windward were $21,113. Emgold may terminate the Windward agreement at any time by providing a two-week written notice and payment of any outstanding fees. A media relations consultant has been utilized on an ad hoc basis for total costs incurred to date of $23,819 with no comparative expenditure in fiscal 2002.

Administrative expenditures will likely remain at the present level for the foreseeable future if the Company is successful in financing the planned exploration program for the Idaho-Maryland property.

Management fees of $22,500 were paid to Lang Mining Corporation ("Lang Mining") in fiscal 2003, for the services of the Chairman and director of the Company, compared to no expenditure in fiscal 2002. No additional salary or fee is paid directly or to any other company for the services of the Chairman by the Company. Lang Mining is a private company controlled by an officer and director of the Company.

Effective August 1, 2001, a private company, LMC Management Services Ltd. ("LMC"), held equally by the public companies sharing the office space at the current office premises, was formed to provide administrative, geological and management services for the companies. Expenses are allocated on a full overhead cost recovery basis based on activity levels, inclusive of salaries and wages, to the various companies sharing office space. There are no management or administration fees associated with the recovery of expenses.

Three Months Ended September 30, 2003, Compared to Three Months Ended June 30, 2003 and Three Months Ended September 30, 2002

Emgold's loss for the three months ended September 30, 2003 was $522,904, or $0.02 per share (three months ended June 30, 2003, was $508,442 or $0.02 per share), compared to a loss of $78,131, or $0.00 per share for the three months ended September 30, 2002. In fiscal 2002 Emgold renegotiated its lease and option to purchase the Idaho-Maryland property. As a result of the renegotiation, expenditures have increased substantially on the Idaho-Maryland property. These expenditures will be substantial over the next year as

drilling programs and preparation of application for a Use Permit is being planned. An initial five holes were drilled in June and July 2003.

Emgold changed its accounting policy in fiscal 2002 with respect to exploration expenses and exploration costs are expensed in the period incurred on its mineral property interests.

Legal, accounting and audit fees were $19,469 in Sept 2003 Quarter compared to (June 2003 Quarter - $36,558; March 2003 Quarter - $1,147; June 2002 Quarter - $5,673). Audit fees were higher than anticipated due to stock compensation and other regulatory requirements. Legal fees were incurred with respect to agreements under negotiation, review of contracts and increasing regulatory review and reporting requirements.

Office and administration expenses were $4,754 in Sept 2003 Quarter compared to ($5,707 - June 2003 Quarter; $29,772 - March 2003 Quarter; $524 in June 2002 Quarter). Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period.

Salaries and benefits were $70,133 in Sept 2003 Quarter compare to ($77,004 - June 2003 Quarter; $56,981 - March 2003 Quarter; $32,095 - June 2002 Quarter). These costs reflect the increased management, administrative and accounting time related to the processing of transactions, regulatory requirements and other salary costs fees related to the increased activity in the Company. The fiscal 2002 activity did not increase substantially until the end of the second interim period, and activity on the Idaho-Maryland property increased as financing was obtained and the Technical Report and other reports were completed in fiscal 2002 and 2003. Expenditures should remain at approximately the same level in the fourth quarter.

Exchange gains were $1,243 in Sept 2003 Quarter compared to (losses of $849 - June 2003 Quarter; $15,273 - March 2003 Quarter; $nil - June 2002 Quarter). The expenditures on the Idaho-Maryland property are primarily incurred in United States dollars with the related currency exchange fluctuations.

Shareholder communication costs were $37,376 in Sept 2003 Quarter compared to ($63,139 - June 2003 Quarter; $69,114 - March 2003 Quarter; $24,836 - June 2002 Quarter). Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees of $8,011 in Sept Quarter 2003 compared to ($14,093 - June 2003 Quarter; $11,426 - March 2003 Quarter; $21,520 - June 2002 Quarter). It also includes fees associated with the maintenance of the Company's website. In fiscal 2003 the Company entered into two investor relations contracts and a media relations contractor was hired on an ad hoc basis. $nil was incurred in Sept 2003 Quarter compared to ($15,819 - June 2003 Quarter; $8,500 - March 2003 Quarter; $nil - June 2002 Quarter) on a media campaign and an advertising program commenced in the first quarter of fiscal 2003. Investor relations contractual activities incurred in September 2003 Quarter totaled $21,330 compared to (June 2003 Quarter - $30,591; $nil – March 2003 Quarter; $nil - June 2002 Quarter). There were no investor relations contractors utilized by the Company in fiscal 2002. The media campaign and investor relations' costs have increased the shareholder communication costs substantially in order to educate the community surrounding the Idaho-Maryland, the investment community and shareholders of new developments and investment opportunities.

<u>Risks and Uncertainties</u>

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Emgold's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate

machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Emgold has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Emgold has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that Emgold will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Idaho-Maryland Property. If all required permits are not granted, no mining operations can commence. The other properties are at the early exploration stage and to date no significant exploration work has been completed on these properties.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although Emgold has obtained a comprehensive legal opinion with respect to title to the Idaho-Maryland Property, there is no guarantee that its title will not be challenged or impugned. Emgold's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, gold lease rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Emgold has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Its ability to continue in operation is dependent on the continuing support of its creditors, funding from related parties, and ability to secure additional financing. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects or failure to make payments required to acquire its core properties.

The Idaho-Maryland property is located in the State of California. Mineral exploration and mining activities in the state of California may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company

and may adversely affect its business. The Company monitors California's mining legislation and regulations on a continual basis. Recent changes to the mining legislation are primarily targeting large open pit mining operations for all metals, not specifically gold. The legislation addresses the reclamation and backfilling of large open pit mining operations and specifically the stabilization, contouring and naturalization of waste and tailings containment sites. This new legislation does not adversely affect the development or operation of the Idaho-Maryland Mine located in Grass Valley, California. The Idaho-Maryland is an underground mine and will employ environmentally responsible waste and tailings management systems. The ore from the Idaho-Maryland Mine is metallurgically very clean and does not contain significant quantities of hazardous minerals. The Idaho-Maryland Mine will backfill existing workings with its mill tailings and is also investigating the use and applicability of the Ceramext™ process that could manufacture environmentally sound and saleable products and enhance the overall profitability of the mine. The new mining legislation does not appear to have any impact on Emgold's ability to develop or operate the Idaho-Maryland Mine as a safe, effective and profitable gold mine. Emgold will make information available to the public as it progresses through the permitting process and when it is appropriate to do so.

The mineral industry is intensely competitive in all its phases. Emgold competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. While environmental legislation in the state of California is well defined, it continues to evolve in a manner which means stricter standards and enforcement, and fines, penalties and closure of operations for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Outlook

Emgold's primary focus over the next year will be development activities on the Idaho-Maryland gold property in areas above the 1,500 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons. The Company will continue its surface exploration program consisting of approximately 15,000 to 20,000 feet of diamond drilling from 4 surface locations. The drill program is intended to test the understanding of the structural nature of new areas in the deposit and high-grade targets defined in the Technical Report. Metallurgical test work is currently being conducted on historic diabase waste material that may contain economic grade of gold. Results from this work may result in defining additional exploration targets and assist with the Company's understanding of the economic geology of the Idaho Deformation Corridor. Upon completion of the surface drill program the Company intends to complete another NI 43-101 Technical Report and a Preliminary Assessment Report to evaluate the economics of several development scenarios for the Idaho-Maryland.

Emgold is preparing the necessary documentation to submit applications to acquire a Use Permit to construct a decline and surface facilities to continue with the underground development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$600,000 and is expected to take fifteen to twenty-four months to complete.

Quarterly Report
September 30, 2003

The Company, if its recently announced financing is completed, is committed to spending US$1.2 million dollars to construct a pilot and demonstration plant in Grass Valley, California using the Ceramext™ Process and completing feasibility and marketing studies for the commercialization of the technology and the production of various industrial and commercial products from Idaho-Maryland tailings and other potential feed materials.

EMGOLD MINING CORPORATION EMR-TSX VENTURE
EMPEROR GOLD (U.S.) CORP.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

December 1, 2003

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB, Canada T2P 3C4

Commission des valeurs mobilières du Québec
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3

Dear Sirs:

Re: Quarterly Report for the Period Ended September 30, 2003

The following material was distributed by Emgold Mining Corporation ("the Company") to shareholders appearing on the Company's supplemental mailing list:

1. BC Form 51-901F for the period ended September 30, 2003; and
2. Consolidated Financial Statements for the period ended September 30, 2003.

Sincerely,

EMGOLD MINING CORPORATION

"Rodrigo A. Romo"

Rodrigo A. Romo
Legal Assistant
for **Emgold Mining Corporation**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3003

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Emgold Mining Corporation (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 22, 2003 of private placement units consisting of 10,060,000 common shares and warrants to purchase up to an additional 5,029,999 common shares of the Company, Agent's warrants to purchase up to an aggregate of 1,207,200 common shares of the Company, and an Agent's corporate finance fee of 150,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 23rd day of December 2003.

EMGOLD MINING CORPORATION

By: "William J. Witte"
William J. Witte, President

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

December 22, 2003

Item 3. **Press Release**

December 23, 2003

Item 4. **Summary of Material Change**

Emgold Mining Corporation Closes $7.5 Million Brokered Private Placement

Item 5. **Full Description of Material Change**

See attached press release

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

December 23, 2003
Date

"William J. Witte" (signed)
Signature

William J. Witte
Name

President & Chief Executive Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Emgold Mining Corporation
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

December 23, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD – CLOSES $7.5 MILLION BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR-TSX Venture) ("Emgold") is pleased to announce that it has closed its brokered private placement of **10,060,000** units (the "Units") at a price of $0.75 per Unit, for gross proceeds of **$7,545,000**. Each Unit is comprised of one common share in the capital of Emgold and one-half of one non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to purchase one additional common share of Emgold for a period of two years from closing of the private placement, at an exercise price of $1.00 per common share. Canaccord Capital Corporation ("Canaccord") and a Selling Agent shared in a combination cash commission and finder's fee equal to 7.5% of the gross proceeds raised from the private placement, and non-transferable Agent's Warrants exercisable for a period of two years from closing at an exercise price of $1.00. Canaccord also received a cash administration fee and a corporate finance fee of 150,000 shares of Emgold.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and agent's compensation are subject to a hold period and are restricted from trading for a four month period expiring April 23, 2004.

Additionally, during 2003 there has been an exercise of warrants from previous financings for an aggregate 2,820,000 common shares raising proceeds of $846,000.

Proceeds from the private placement will be used for the further exploration and development of the Idaho-Maryland Gold Property in Grass Valley, California. The funds will be used for completion of the current 15,000 to 20,000 foot surface drill program, preparation of a preliminary assessment report, application for a Mine Use Permit, property payments, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. The proceeds will also be used for construction and operation of the Ceramext™ pilot and demonstration plant including preparation of feasibility and marketing studies for high quality ceramic products from the Idaho-Maryland tailings. Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation continues to prepare an application for a Mine Use Permit to include, but not necessarily limited to, dewatering the existing Idaho-Maryland Mine workings and construction of a decline, which will enable the testing of underground exploration targets that are not accessible by surface exploration. The Mine Use Permit application will include provisions for Emgold to operate a staged mining operation up to 2,400 tons per day should a positive feasibility study be completed and a production decision be made.

For more information about Emgold Mining Corporation and its projects please visit the following websites, http://www.sedar.com/ and Emgold's website http://www.emgold.com/.

William J. Witte, P. Eng
President and CEO

For further information please contact: Coal Harbor Communications
Telephone: 604-662-4506 Fax: 604-662-4505 or Toll Free: 1-877-642-6200